August 6, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radian Group Inc.

Form 10-K for the year ended December 31, 2007

Form 10-Q for the Fiscal Quarter ended March 31, 2008

File No. 001-11356

Dear Mr. Rosenberg:

We have considered carefully each of the comments in your letter dated July 25, 2008. On behalf of Radian Group Inc., I respectfully provide our responses to these comments below. For your convenience, the text of each comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our” or “ours” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

1.	We note that in your last response you indicate that you fair value your written credit derivatives at the amount your at the amount your would have to pay to transfer the derivative in a hypothetical market where market participants include other monoline financial guaranty insurers and reinsurers with similar credit quality, as if the risk of loss of these contracts could be transferred to them. In your response you indicate that you view fair value as the amount that these counterparties would charge to guarantee the transaction at the measurement date.

Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission. That is, a credit derivative written by you to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc. We further understand that when a financial guarantor insurance company purchases “reinsurance” on a CDS from a reinsurance company (obtains

Mr. Jim B. Rosenberg

Radian Group Inc.

reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition of fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company’s CDS contracts.

Response: Given the nature of our financial guaranty business, and legal restrictions contained within our CDS contracts, our CDS contracts, like those of other financial guarantors, are not, and have not been traded. They are structured to be “held to maturity” obligations. For this reason, combined with the current market environment, we do not have an exit market that is available to us for these contracts. In accordance with SFAS No. 157, paragraph 8, we have evaluated our most advantageous market and have determined that a complete transfer of our exposure to another monoline insurer is the market that, while not available to us (and thus a “hypothetical market”) is the market that minimizes the amount that we would be required to pay to transfer the liability. As such, our estimated fair values reflect the estimated proceeds we would receive or be required to pay in order to completely transfer our financial guaranty derivatives to another monoline insurer.

For the reasons set forth below, we do not believe that (1) a reinsurance transfer would be considered an exit market under SFAS No. 157 and (2) observed prices in the reinsurance market (in fact only a limited amount is transacted in today’s market) are relevant data points for our fair values.

A – There are significant contractual differences between a hypothetical (or actual, if the markets existed) full transfer of contractual liability and a reinsurance transaction.

1.	Reinsurance does not eliminate the primary insurer’s responsibilities under the contract with the policyholder or eliminate the primary insurer’s obligation to service the transaction.

2.	A full transfer of the obligation would require consent on part of the insured counterparty, and would likely require renegotiation of contract terms with the transferee. It is these potential renegotiation of terms that are appropriately considered in our estimated fair values. Reinsurance of a CDS, however, does not require consent from the insured counterparty.

Mr. Jim B. Rosenberg

Radian Group Inc.

3.	Reinsurance contracts often provide the ceding insurer with certain adjustable features and termination rights (e.g., upon the credit downgrade of the reinsurer) which do not exist in the direct CDS contracts we are valuing and therefore should not be considered for purposes the fair value estimate of CDS contracts.

4.	A reinsurer can walk away from its obligation if the primary insurer hasn’t properly represented the risk to the reinsurer in accordance with the terms of the reinsurance contract, leaving the primary insurer fully liable for the risk.

B – Typical reinsurance transactions in the financial guaranty industry have been done on a small percentage of the total notional exposure for each deal ceded. The reinsurer, in large part, relies on the fact that the primary is retaining most of the exposure as part of its underwriting process. The pricing points observed in a typical reinsurance market, therefore, are not comparable to full risk transfer contemplated in our hypothetical market.

C – Historically the primary insurers have been AAA rated entities and many of the reinsurers were at a lower rating and therefore required less premium in order to earn the same return on capital because of lower capital requirements. This effect can be estimated in both the reinsurance market and the hypothetical exit market, and we have considered the impact of our own specific credit quality in the estimation of our exit prices.

Given that reinsurance is not an exit market, and the significant differences as outlined above between the direct CDS contracts and reinsurance contracts, we do not think it relevant to use observed pricing points in the reinsurance market as a determining factor in estimating fair value in the hypothetical market used by us to estimate fair value.

In your comment letter, there are references to the 30% ceding commission implying that the market price to reinsure risk is lower than the price to insure risk on a primary basis and that this difference should be considered in a direct CDS fair value estimate. We believe this difference exists historically in a reinsurance market dominated by municipal bond insurance for many of the reasons listed above. However, we believe that this reinsurance model is not appropriate, and we do not believe this margin differential, if it exists, is estimable for the fair value of CDS contracts for all of the substantive differences outlined above. Given the absence of known exit transactions through reinsurance, we would be unable to determine if, after adjusting for contractual differences and credit differences, there is a difference in the margin that the reinsurer is willing to accept for the same direct risk exposure as the primary insurer.

With regard to paragraph 17D of SFAS 157, we believe that the pricing in entry and exit markets for such CDS transactions are very similar in that the monoline to whom we transfer the risk would perform a level of due diligence and underwriting on the exposure in order to become comfortable enough to assume the risk, especially since, unlike a reinsurance transaction, the primary insurer would not be retaining any risk. Given the nature of the liabilities being transferred, (complex financial instruments with significant potential exposure) we have assumed the exit participant would perform at least as much “due diligence” on the obligation as we would, given similar circumstances. This is consistent with paragraph C34 of FAS 157,

Mr. Jim B. Rosenberg

Radian Group Inc.

where the FASB Board indicated it is reasonable to presume that a market participant would “undertake efforts necessary to become sufficiently knowledgeable about the asset or liability based on available information, including information obtained through usual and customary due diligence efforts.” That guidance indicates that the market participant would factor relevant risk into its fair value measure. We believe, like us, they would require compensation for their efforts, in part because we know that we require compensation (in form of premium from the policyholders). In our judgment, based on our experience underwriting these risks and understanding of those similar efforts undertaken and cost incurred by monolines, we have no reason to believe there should be any adjustment to our “entry price” estimate of exit price for these CDS contracts. In addition, there are no brokerage or other costs of obtaining the primary business that would be borne by the transferee; transactions in the primary insurance market are typically negotiated directly between policyholder and primary insurer. In most instances, the counterparty to our CDS contracts brings the opportunity to underwrite risks directly to us.

In the current market, if transferring the risk on such exposure were possible, it would clearly be repriced to consider current market conditions and would not, as is the custom with typical financial guaranty reinsurance, be done at the same premium as the original contract less some agreed ceding commission. Any monoline would require an appropriate rate of return on its capital and would perform the necessary work to become comfortable with the risk.

2.	If the company engages in the practice of purchasing CDS (acquiring reinsurance on CDS contracts), please advise the staff whether the company included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding the company’s adoption of SFAS 157, did the company consider itself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract?

Response: We do not typically engage in the practice of acquiring reinsurance on the CDS contracts that we insure; we have ceded only one CDS contract with provisions for a ceding commission representing approximately $50 million in exposure relative to our total CDS risk in force of approximately $49 billion. We have not included this ceding commission in the determination of fair value either before or after the adoption of FAS 157 because it is immaterial.

3.	Please advise the staff as to whether the company had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which contracts, when adopting SFAS 157, the company applied paragraph 37b of SFAS 157.

Response: We did not have any CDS contracts for which we applied paragraph 37b of SFAS 157 upon adoption.

Mr. Jim B. Rosenberg

Radian Group Inc.

4.	We acknowledge your response to prior comments three. To the extent that your financial statements have been (or will be) materially affected, please expand your disclosure to discuss instances in which there have been material inconsistencies in the inputs used to determine fair value, what caused these differences and what factors you considered when determining the appropriate fair value. In addition, please confirm that you will include disclosure in your future filings which discusses how you determined the sensitivities of the CDX spreads.

Response: We will provide disclosure in our future filings, beginning with our 10-Q for the quarter ended June 30, 2008, that discusses how we determine the sensitivities of the CDX spreads that we use in evaluating the sensitivity of our derivative instruments to changes in market spreads. To date, our financial statements have not been materially affected, nor do we believe that our financials statements for the second quarter of 2008 will be materially affected, by material inconsistencies in the inputs we use to determine fair value for our mortgage insurance domestic and international CDS investments. To the extent any such inconsistency materially affects our financial statements in the future, we will disclose what we believed caused these differences and the factors we considered when determining the appropriate fair value.

5.	For your corporate CDOs, please disclose how you calculate the discounted cash flows that are used to determine the present value of your fair premium. For your Non-Corporate CDOs, please disclose the following:

•	How you use the market indices to calculate the fair premium,

•	Whether you use market rate of returns that a monoline insurer would require when writing an original insurance contract or the rate you would require to assume the business from another monoline,

•	When you use internal models, how you use the market rate of returns to calculate fair premium,

•	How you use market spreads to determine the fair premium; and,

•	For TRUPS instruments, how you use implied market spreads to determine the fair premium.

Response: In response to your request that we further expand our disclosure regarding how we determine fair value for our derivative instruments, we will revise our disclosure as follows to ensure that all of the above information is included (disclosure regarding Corporate CDOs and Non-Corporate CDOs set forth in its entirety, including sensitivity discussion). With respect to your second bullet above, we use a market rate of return that a monoline insurer would require when writing a contract, which is consistent with our hypothetical exit market assuming a full transfer of the risk, and not reinsurance. We believe this is clear in our revised disclosures.

Corporate CDOs – The estimated fair value of these direct derivative financial guaranty contracts is derived from internally-generated models. The fair value of each of our Corporate CDO contracts is calculated as the net present value of the difference between the contractual premium and our estimate of the premium that a financial guarantor of similar credit quality would charge us to provide the same credit protection as of the measurement date (“the fair premium”) when transferring our obligations. Fair value amounts derived from our model are generated using market-based inputs to the extent available;

Mr. Jim B. Rosenberg

Radian Group Inc.

the most significant variable used in determining the fair premium are market spreads identified through the credit default swap index (“CDX”), which is an industry standard credit default swap index. Credit spreads on individual issuers in our collateral pool are used to derive an equivalent risk tranche on the CDX index. When credit spreads on individual issuers are not available, the average credit spread of similar companies is used. Other factors that are considered before determining the equivalent risk tranche for each transaction include differences between standard CDX collateral and our tailored portfolios in terms of geographic and sector composition, as well as the remaining life of the transaction. Once the equivalent risk tranche is established, observed changes in those market CDX spreads establish changes to the fair premium for each transaction. The observed changes in the spreads reflect pricing for deals that require collateral posting for changes in fair value that create a payable to our counter-parties. Finally, in order to adjust for our non-performance risk, we use the market-implied default probability derived from our CDS spread curve and the relative relationship between a potential underlying collateral default and potential default by us. Because our contracts do not require collateral to be posted against our fair value liabilities, this adjustment for non-performance risk is more significant than other market participants whose contracts do require collateral posting. The present value of our fair premium is determined by discounting the projected fair premium amounts determined as described above using our CDS spread curve plus a risk-free rate.

Our estimated fair value of Corporate CDOs could change significantly given changes in the CDX spread. As of March 31, 2008, a 25 basis point change in the spread on an equivalent risk tranche of the CDX index would have resulted in a change of approximately $27 million to our fair value asset of $23.6 million, assuming our own credit default swap spread remains constant. As of March 31, 2008, a 1000 basis point widening in our credit default swap spread, assuming the CDX spread remains constant, would have resulted in an unrealized gain of approximately $76 million. A 1000 basis point tightening of our credit default swap spread as of March 31, 2008, assuming the CDX spread remains constant, would have resulted in an unrealized loss of $1.7 billion. These credit derivatives are categorized in Level III of the fair value hierarchy.

Non-Corporate CDOs – The estimated fair value of these direct financial guaranty derivative contracts relates to our guaranty of Trust Preferred Securities (“TRUPS”) CDOs, RMBS CDOs, CMBS CDOs and CDOs backed by other asset classes such as credit card receivables, municipal bonds, project finance and auto loans. Like our Corporate CDOs, the fair value of our Non-Corporate CDO contracts is calculated as the net present value of the difference between the contractual premium and our estimate of the fair premium. The fair premium is estimated using dealer quotes on similarly structured transactions when available. When dealer quotes are not available, we utilize internal models to estimate fair premium amounts. The methodologies utilized to determine these fair premiums are described below.

For our RMBS and CMBS CDOs, we derive our fair premium amounts by utilizing the observed market spreads of ABX, CMBX and TABX indices, and making adjustments to the indices to account for differences in our collateral. We develop a tranche-collateral sensitivity factor that adjusts the observed tranche price movement from these indices to the collateral price movement by taking into account differences for each deal such as rating. The resulting spread after adjustment represents the fair premium before considering Radian’s non-performance risk adjustment.

Mr. Jim B. Rosenberg

Radian Group Inc.

The estimated fair values of TRUPS are derived from internally-generated models where the change in fair premium is calculated based on the weighted average CDS spread of a group of investment grade and high yield institutions whose market risk is similar to the specific financial institutions underlying our TRUPS, which do not have observable CDS spreads or other market indices. These collateral CDS spreads are then used to determine the corresponding change in the spread of the tranche that our contracts insure, by developing a loss curve based on collateral CDS spreads and then using the loss curve to determine implied market spreads on our insured tranche for each transaction. Further adjustments to these spreads are then calculated for each transaction based on its remaining average life. The resulting spread after applying these adjustments is the fair premium before Radian’s non-performance risk adjustment.

In instances where dealer quotes are not available and market indices are not available or not appropriate, we utilize an internal model, similar to those used by other monoline insurers, to estimate fair value. This model estimates fair premium based on a market rate of return that would be required for a monoline insurer to undertake the contract risk. The fair premium amount is calculated as the premium required to achieve a market rate of return over an internally developed economic capital amount, expected losses and other expenses. Expected losses are projected by our model based on current rating, tenor, asset class, and current par outstanding for each deal.

For all of our non-Corporate CDOs, an adjustment to the fair value amounts described above is also made to incorporate our own non-performance risk. This methodology is described above under Corporate CDOs.

Changes in our estimated fair values primarily result from changes in observed indices as discussed above, where available. A 25 basis point change in these observed indices would have resulted in a change of $5 million to our fair value liability of $216.0 million as of March 31, 2008. We utilize our CDS spread curve, along with other assumptions regarding the correlation of underlying collateral default to our default as of the end of the valuation period, in order to adjust the fair market value to reflect the market’s perception of our non-performance risk. As of March 31, 2008, a 1000 basis point widening in our credit default swap spread, assuming the observed index spreads remain constant, would have resulted in an unrealized gain of approximately $25 million. A 1000 basis point tightening of our credit default swap spread as of March 31, 2008, assuming the CDX spread remains constant, would have resulted in an unrealized loss of $152 million. These credit derivatives are categorized in Level III of the fair value hierarchy.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

Mr. Jim B. Rosenberg

Radian Group Inc.

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ Robert E. Quint
C. Robert Quint
Chief Financial Officer